Exhibit 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC.
REPORTS FOURTH QUARTER 2005 RESULTS
- RevPAR Increased 11.8% Driven By Solid U.S. and International Performance -

TORONTO, February 24, 2006 - Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced its financial results for the three months and year ended December 31, 2005. These financial results have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in U.S. dollars.

Fourth Quarter 2005 Highlights

•
Diluted income per share (“diluted EPS”) for the fourth quarter was $0.88 compared to a diluted loss per share of $0.06 for the same period in 2004. Excluding the effect of hotels sold in 2004 and 2005, gains on asset sales, a tax recovery and other non-operating items, diluted EPS rose to $0.12 from a diluted loss per share of $0.05 in the fourth quarter of 2004.

•	Revenues increased 40.9% to $232.4 million. Excluding the effect on revenues of hotels sold in 2004 and 2005 and the proceeds from land sales, revenues were up 16.8%.

•	Revenue per available room(1) (“RevPAR”) for the comparable(2) Fairmont managed portfolio improved 11.8% driven by RevPAR growth of 15.4% at the comparable U.S. and International managed portfolios.

•
EBITDA (3) for the fourth quarter was $116.2 million compared to $20.4 million for the same period in 2004. Fourth quarter EBITDA included a gain on asset sales of $122.9 million in 2005 and a loss of $0.5 million in 2004. As a result of the sale of The Fairmont Orchid, Hawaii on December 23, EBITDA and Adjusted EBITDA in the fourth quarter were $2.0 million lower than previously expected due to lost real estate earnings from the resort during the holiday season.

•
Adjusted EBITDA (3) for the fourth quarter of 2005 was $31.6 million compared to $34.2 million for the same period in 2004. Adjusted EBITDA increased 9.9% when excluding the impact of the hotels sold in 2004 and 2005 and The Fairmont Southampton, which was closed for hurricane repairs during the first quarter of 2004 and therefore was excluded from FHR’s comparable portfolio.

•	FHR sold its real estate interest in The Fairmont Orchid for a gain of $105.8 million while maintaining a long-term management contract.

•	The Company entered into six agreements for hotel and/or residential developments, all opening between 2007 and 2009.

•	FHR completed the sale of two blocks of land in Toronto’s Southtown for gross proceeds of $42.8 million.

•
The Company announced an Acquisition Agreement with Kingdom Hotels International and Colony Capital for all of FHR’s outstanding common shares at a price of $45.00 per share in cash [see Announcements and Corporate Activities].

“Our U.S. properties continue to benefit from the robust U.S. lodging fundamentals. In the fourth quarter, our comparable U.S. managed and owned portfolios experienced RevPAR growth of 15.0% and 9.6%, respectively, primarily driven by strong occupancy gains across all markets,” said William R. Fatt, FHR’s Chief Executive Officer. “Our International portfolio also had significant gains, with RevPAR at the managed and owned portfolios up 17.0% and 11.3%, respectively.”

“Looking ahead to 2006, we expect current industry trends to continue with ongoing strength in our U.S. and International properties. As our Canadian portfolio earns such a significant portion of its annual earnings in the third quarter, it is too early to provide details on performance,” said Mr. Fatt. “Going forward, we remain focused on enhancing the performance of our portfolio, building on the success of our brand and expanding into new key city center and resort destinations. We are excited about the opportunity to combine the Fairmont and Raffles portfolios to create a global luxury hotel leader. These two brands are an excellent strategic fit with rich histories, global brand recognition and complementary destinations.”

Revenues (In millions of U.S. dollars)	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004
Reported Revenues	$232.4	$164.9	$857.5	$768.7
Less: Amounts attributable to hotels sold	13.3	14.0	63.9	106.5
Proceeds from sale of undeveloped land	42.8	-	60.7	15.4

Revenues adjusted for hotels sold and land sales	$176.3	$150.9	$732.9	$646.8

Diluted income (loss) per share	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004
Diluted income (loss) per share	$0.88	$(0.06)	$2.16	$1.92
Less: Amounts attributable to hotels sold	(0.01)	0.00	(0.02)	0.10
Gains on asset sales	0.98	0.01	1.17	1.29
Other non-operating items (i)	(0.24)	-	(0.40)	-
Tax recovery	-	-	0.49	-

Diluted income (loss) per share adjusted for hotels sold, gains on asset sales, tax recovery and other non-operating items	$0.12	$(0.05)	$0.87	$0.45

(i)
2005 results include a number of non-operating items: transactions costs (Q2); a legal provision (Q3); restructuring and lease termination costs (Q4); one-time pension costs (Q4); advisory fees relating to a strategic review undertaken by the Board of Directors (Q4); and a provision related to an impairment of long-term advances receivable (Q4).

(ii)	Totals may not add due to rounding and the exclusion of any anti-dilutive impact.

Fourth Quarter Ownership Operations

The Company’s hotel ownership results are affected by the seasonal nature of the assets owned. The table below presents, by quarter, the comparable hotel ownership EBITDA contribution by region.

2005	Canada	U.S.	International
First quarter	21%	35%	44%
Second quarter	50%	31%	19%
Third quarter	88%	6%	6%
Fourth quarter	14%	46%	40%
Full-year	53%	24%	23%

Comparable owned hotels revenues:

Comparable revenues	Canada	U.S.	International	Total
Increase from fourth quarter 2004	4.6%	16.7%	14.5%	10.8%

•
Canadian Owned Hotels: Revenues for the Canadian owned hotels were impacted by the 3.8% appreciation of the Canadian dollar against the U.S. dollar when compared to the fourth quarter of 2004. The balance of the increase was primarily driven by The Fairmont Chateau Lake Louise, which experienced revenue growth of 9.3% and a 10.2% improvement in RevPAR.

•	U.S. Owned Hotels: This portfolio’s revenue improvements were largely driven by The Fairmont Scottsdale Princess, which enjoyed RevPAR growth of 14.3%.
•
International Owned Hotels: Increased revenues for the International owned portfolio was the result of double-digit RevPAR growth at all properties in this portfolio. In Mexico, The Fairmont Acapulco Princess and The Fairmont Pierre Marques experienced RevPAR increases of 11.2% and 11.7%, respectively.

Comparable owned hotels operating statistics:

Increase (decrease) from fourth quarter 2004	Canada	U.S.	International	Total
RevPAR	6.7%	9.6%	11.3%	8.8%
Average daily rate ("ADR")	5.8%	(3.5%)	4.2%	3.8%
Occupancy	0.5 points	8.5 points	3.7 points	2.8 points

•
Canadian Owned Hotels: The improvement in ADR is primarily a result of the appreciation of the Canadian dollar. Adjusting for the appreciation of the Canadian dollar, RevPAR for this portfolio was up 2.6%.

•	U.S. Owned Hotels: Solid occupancy growth continued to be the driver for the U.S. owned portfolio as a result of increased leisure and group demand.
•	International Owned Hotels: The International owned portfolio’s performance was primarily impacted by a considerable increase in leisure demand in Acapulco compared to the same quarter last year.

Comparable owned hotels EBITDA (3):

Comparable EBITDA	Canada	U.S.	International	Total
Increase (decrease) from fourth quarter 2004	(42.1%)	31.2%	(0.2%)	(2.1%)

•
Canadian Owned Hotels: EBITDA for the Canadian owned hotels decreased $2.4 million to $3.3 million as a result of recent restructuring costs across the portfolio and fewer U.S. leisure travelers over the holiday period. Excluding the restructuring costs, EBITDA was down approximately $2 million or 35%.

•
U.S. Owned Hotels: EBITDA for this portfolio, which excludes The Fairmont Orchid, was up $2.0 million to $8.4 million in the fourth quarter. The Fairmont Scottsdale Princess reported significant EBITDA growth as a result of a 10.1 percentage point occupancy improvement.

•
International Owned Hotels: EBITDA was essentially flat for this portfolio as all of these properties incurred restructuring costs in the quarter. Excluding these costs, EBITDA increased about $1.9 million or 26%.

Comparable owned hotels EBITDA margin:

Comparable EBITDA margin	Canada	U.S.	International	Total
Increase (decrease) from fourth quarter 2004	(560bp)	270bp	(320bp)	(220bp)

•
Canadian Owned Hotels: EBITDA margins for the Canadian owned hotels decreased relative to the fourth quarter of 2004 due to softness in American leisure business as well as restructuring costs incurred during the quarter. Both of these factors had a considerable impact given that the fourth quarter is not a significant earnings period for the Canadian portfolio. Excluding the restructuring costs, the EBITDA margin was down 480 basis points.

•	U.S. Owned Hotels: Solid revenue growth of 16.7% was the key driver of EBITDA margin improvement for this portfolio.
•
International Owned Hotels: Like the Canadian portfolio, the International owned assets experienced a decline in EBITDA margins as a result of restructuring costs during the fourth quarter of 2005. Excluding these costs, margins increased by 240 basis points.

Real estate activities: Real estate activities in the fourth quarter produced revenues of $49.4 million and a $16.9 million contribution to EBITDA. This was generated primarily by two land sales in Toronto, which yielded net proceeds and after-tax gains of $17.1 million. Real estate activities for the same period in 2004, primarily from Fairmont Heritage Place, generated $4.8 million in revenues and a $1.6 million loss to EBITDA.

Fourth Quarter Management Operations

Increase from fourth quarter 2004	Fairmont	Delta
Revenues under management	5.7%	7.5%
Management fee revenues	42.4%	18.8%
Comparable worldwide RevPAR	11.8%	13.3%
Comparable worldwide ADR	6.8%	7.8%
Comparable worldwide Occupancy	2.8 points	3.1 points

Fairmont Management Operations
•
Revenues under management of $448 million increased 5.7% over 2004. The addition of The Savoy, A Fairmont Hotel, Fairmont Monte Carlo, Fairmont Newport Beach, five hotels in Kenya and improved operating results at the U.S. hotels, all contributed to this increase.

•	Management fee revenues were up 42.4% to $20.5 million, as a number of annual incentive thresholds were surpassed during the quarter.
•	EBITDA margin of 46.8% was down from 64.6% in the prior year primarily due to higher incentive compensation costs as a result of the Company’s higher share price in the fourth quarter of 2005.
•
For the Fairmont comparable managed portfolio, RevPAR increased 11.8% to $118.70. The comparable International managed portfolio experienced solid RevPAR growth of 17.0%, driven by a 15.3% improvement in ADR. The comparable U.S. managed hotels also showed strong growth with RevPAR up 15.0%, resulting from a 4.2% increase in ADR combined with an occupancy gain of 6.2 percentage points. The comparable Canadian managed portfolio reported a 6.9% RevPAR improvement, driven primarily by an increase in ADR of 5.2%. Adjusting for the appreciation of the Canadian dollar, RevPAR for the Canadian portfolio was up 2.8% for the quarter.

Delta Management Operations
•	Delta’s revenues under management increased 7.5% to $108 million, primarily due to improved operating results and the appreciation of the Canadian dollar.
•
Management fee revenues for the fourth quarter were $3.8 million compared to $3.2 million for the same period in 2004. This 21.4% increase in management fee revenues relates primarily to a number of properties exceeding their annual incentive fee thresholds in the fourth quarter.

•
RevPAR increased 13.3% over the fourth quarter of 2004 resulting from a 7.8% increase in ADR and a 3.1 percentage point improvement in occupancy. Adjusting for the appreciation of the Canadian dollar, RevPAR was up approximately 8.9%.

General and Administrative Expenses

General and administrative expenses for the quarter were $14.7 million compared to $9.2 million for the same period in 2004. Increased incentive compensation costs as a result of the Company’s higher share price and one-time pension plan costs were the primary drivers.

Year-end Consolidated Results

For the year ended December 31, 2005, EBITDA was $264.8 million compared to $324.7 million for the same period in 2004. EBITDA for both periods includes gains on asset sales of $140.8 million and $152.6 million, respectively. Adjusted EBITDA was $203.1 million compared to $216.0 million for the same period in 2004. Excluding the three hotels sold and The Fairmont Southampton, which was closed for hurricane repairs during the first quarter of 2004, Adjusted EBITDA increased 4.6% to $185.4 million.

Net income for the year was $167.5 million (diluted EPS of $2.16), compared to the prior year’s net income of $155.8 million (diluted EPS of $1.92). Excluding the impact of hotels sold, gains on asset sales, other non-operating items and the tax recovery, diluted EPS increased 93% to $0.87 from $0.45.

Announcements and Corporate Activities

On December 9, 2005, Icahn Partners LP and Icahn Partners Master Fund LP commenced a formal unsolicited partial takeover bid for approximately 41% of the outstanding common shares of the Company at a price of $40.00 per share. On December 22, 2005, Fairmont’s Board of Directors issued its Circular recommending that the Icahn offer be rejected, as it was not in the best interest of its shareholders. At the same time, the Board of Directors disclosed that it was actively exploring strategic alternatives to maximize value for shareholders, which might include a possible transaction with one or more third parties.

On January 30, 2006, Fairmont announced that it had entered into an Acquisition Agreement with a Canadian company owned by Kingdom Hotels International and Colony Capital, which is expected to acquire all of Fairmont’s outstanding common shares at a price of $45.00 per share in cash. The total value of this transaction, including debt is $3.9 billion. The transaction was unanimously approved by Fairmont’s Board of Directors following receipt of the recommendation of a Special Committee of the Board. Fairmont’s Board has agreed to recommend to its shareholders that they vote in favor of the transaction.

The closing of the transaction, which is expected to occur in May, is not subject to any financing condition. The closing is subject to certain other customary conditions, including regulatory approvals. The proposed transaction is expected to close in the second quarter of 2006, shortly after receipt of shareholder and court approvals. The transaction is to be carried out by way of a statutory plan of arrangement and, accordingly, will be subject to the approval of 66⅔% of the votes cast by Fairmont’s shareholders at a meeting of shareholders scheduled for April 18, 2006 as well as court approval.

Fairmont has been advised by Kingdom and Colony of their intention to combine the Fairmont and Raffles portfolios following the completion of the transaction, transforming the companies into a global luxury hotel leader with 120 hotels in 24 countries. Fairmont will continue as a hotel management company headquartered in Canada and Raffles, based in Singapore, will also retain its separate brand identity. Raffles owns and manages a portfolio of 33 properties located primarily across Asia and Europe, including its flagship property built in 1887, the Raffles Hotel, Singapore.

New Developments

The Company has entered into an agreement to manage a mixed-use luxury development in the Turks & Caicos Islands to be branded the “Fairmont Three Cays”. The project will include 300 guestroom units, several Fairmont branded residential developments including Fairmont Heritage Place, a Willow Stream spa and a championship golf course, all of which will be managed by FHR. The Company will make an investment for a 19.9% equity interest in the resort when the property opens in 2009.

We announced an agreement to manage a luxury mixed-use property within Tamarack Resort, an all-season mountain destination located 90 miles north of Boise, Idaho. When the property opens in 2008, it will include a 225-room condo hotel, a spa and several residential components.

The Company has entered into an agreement to manage a mixed-use project located in South Africa’s province of KwaZulu-Natal. Projected to open in 2009, the development will include a luxury resort, a championship golf course, a spa and vacation ownership products.

We announced an agreement to manage Fairmont’s first branded luxury condominium development. The 129 residences will be built in southern California on a 20-acre site in the exclusive community of Indian Wells and are expected to open in late 2007.

We announced that the Company had entered into an agreement to once again manage The Plaza in New York City when it reopens in 2007. The Plaza is currently undergoing an extensive $350 million renovation, which will include 282 guestroom units. The restored Plaza will also contain elegant residential condominiums and high-end retail space.

The Company has entered into a joint venture to develop and manage its first urban private residence club in San Francisco’s historic Ghirardelli Square. As part of the agreement, FHR will make a minority equity investment in the development, which is expected to open in mid-2007.

Dispositions

We sold The Fairmont Orchid, Hawaii to Westbrook Partners for gross proceeds of $250 million and continue to manage the resort under a long-term management contract. The Company realized a pre-tax gain of $105.8 million on the sale of this property, which it purchased in December 2002 for $140 million.

The Company completed the sale of two blocks of land in Toronto’s Southtown for gross proceeds of $42.8 million, resulting in an after-tax gain of approximately $17.1 million.

Other Activities

During the quarter, FHR entered into a mortgage loan for $75.0 million secured by The Fairmont Scottsdale Princess. The proceeds were used to repay a $59.9 million mortgage on The Fairmont Copley Plaza, Boston with the balance to be used for general corporate purposes.

During the quarter, FHR repurchased 450,400 shares under its normal course issuer bid for a total cost of $14.9 million. During the year, FHR repurchased 4.4 million shares at a cost of $141.2 million. The Company ceased purchasing shares under its normal course issuer bid following the 13D filing of Mr. Carl Icahn on November 7, 2005.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 87 luxury and first-class properties with approximately 34,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 49 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 21 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

This news release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “guidance”, “aim” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. These risks are further described in FHR’s filings with Canadian securities regulatory authorities (www.sedar.com) and with the U.S. Securities and Exchange Commission website (www.sec.gov). All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this news release and except as required by applicable law, FHR disclaims any responsibility to update any such forward-looking statements, whether as a result of new information, future events or otherwise.

1.
RevPAR is calculated as room revenue divided by the number of room nights available. Management considers RevPAR to be a meaningful indicator of hotel operations because it measures the period-over-period change in room revenues relative to the number of room nights available. Investors and analysts also use it as a measure of the Company’s operating performance. However, RevPAR is not a defined measure of operating performance under Canadian Generally Accepted Accounting Principles (“GAAP”). It is likely that FHR’s calculation of RevPAR is different than the calculations used by others.

2.
Comparable information is considered to be information for properties that were wholly-owned or fully open under FHR management for at least the entire current and prior year. Comparable information also excludes properties under major renovation that would have a significant adverse effect on the properties’ primary operations. We present these results on a comparable basis because we believe that doing so provides investors and management with useful information for evaluating the period-to-period performance of our hotels. When presenting comparable information for this quarter, the following properties have been excluded:

Owned hotels
•	The Fairmont Orchid, Hawaii (sold December 2005)
•	The Fairmont Kea Lani, Maui (sold July 2004)
•	The Fairmont Glitter Bay (sold July 2004)
•	The Fairmont Southampton (reopened April 2004 after hurricane damage repairs)

Fairmont Managed Hotels
•	The Fairmont Southampton (reopened April 2004 after hurricane damage repairs)
•	Fairmont Monte Carlo (assumed management December 2004)
•	The Savoy, A Fairmont Hotel (assumed management January 2005)
•	The Plaza (ceased management April 2005)
•	The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark and the Mara Safari Club (assumed management May 2005)
•	The Fairmont Glitter Bay (ceased management June 2005)
•	Fairmont Newport Beach (assumed management July 2005)
•	The Fairmont New Orleans (closed in September 2005 due to hurricane damage)

Delta Managed Hotels
•	Delta Meadowvale (assumed management September 2004)
•	Delta franchised properties

3.
EBITDA is defined as earnings before interest, taxes and amortization. Management considers EBITDA to be a meaningful indicator of operations and uses it as the primary measure to assess the operating performance of the Company’s business segments. EBITDA provides us with an understanding of the Company’s operating results before the impact of investing and financing transactions and income taxes. It also facilitates comparisons between the Company and its competitors.

Management adjusts EBITDA when evaluating operating performance because it believes that the inclusion or exclusion of certain items such as gains and losses on asset sales and other non-operating items, is necessary to provide a more accurate measure of our core business operating results. It is also a means to evaluate period-over-period results. We adjust our reported EBITDA, as set forth above, for certain items and refer to this measure as Adjusted EBITDA. The principal adjustments we make are to eliminate (i) gains and losses from asset sales; (ii) amortization, net interest expense and income taxes in calculating our earnings from equity investments and (iii) other non-operating items.

We have chosen to provide this information to investors to enable them to perform more meaningful comparisons of past, present and future core business operating results. Adjusted EBITDA may also be used by investors and analysts in their valuation of the Company.

EBITDA and Adjusted EBITDA are not defined measures of operating performance under Canadian GAAP. It is likely that FHR's calculations of EBITDA and Adjusted EBITDA are different than the calculations used by others.

The table below provides a reconciliation of Adjusted EBITDA and EBITDA to net income:

	Three months ended December 30		Year ended December 31
(In millions of dollars)	2005	2004	2005	2004

Net income (loss)	$68.4	$(4.4)	$167.5	$155.8
Add (Deduct):
Interest expense, net	3.2	7.4	22.4	33.1
Income tax expense (recovery)	24.2	(2.2)	4.4	61.9
Amortization	20.4	19.6	70.5	73.9
EBITDA	116.2	20.4	264.8	324.7
Add (Deduct):
(Gains) losses on asset sales	(122.9)	0.5	(140.8)	(152.6)
Proportional amortization, interest expense and income taxes included in the results of equity investments	10.2	11.0	36.9	41.4
Stock appreciation rights	(0.4)	2.3	(0.9)	2.5
Other non-operating items [1]	28.5	-	43.1	-

Adjusted EBITDA	$31.6	$34.2	$203.1	$216.0

1 Other non-operating items include:

Fourth quarter - expenses relating to financial and legal advisory fees related to services provided to the Special Committee and Board of Directors during the review of shareholder value-creating strategic options; restructuring and lease termination costs; a one-time pension plan cost; and a provision related to an impairment of long-term advances receivable.
Third quarter - a legal provision associated with a predecessor company of Fairmont.
Second quarter - advisory and other expenses related to a major portfolio acquisition that FHR did not complete.

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
(Stated in millions of U.S. dollars)

ASSETS

	December 31	December 31
	2005	2004
	(Unaudited)
Current assets
Cash and cash equivalents	$279.2	$99.1
Accounts receivable	91.7	90.2
Inventory	13.7	15.5
Prepaid expenses and other	14.6	11.2
	399.2	216.0
Investments in partnerships and
corporations (note 4)	155.1	160.7

Non-hotel real estate (note 7)	100.2	100.3

Property and equipment (note 3)	1,308.8	1,435.5

Goodwill	164.8	162.8

Intangible assets (notes 4, 5 and 8)	284.8	245.0

Other assets and deferred charges (notes 4 and 5)	111.0	82.3

	$2,523.9	$2,402.6

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$156.6	$127.9
Income taxes payable (note 3)	57.8	31.3
Dividends payable	4.3	4.6
Current portion of long-term debt	2.8	4.1
	221.5	167.9

Long-term debt (note 15)	388.4	398.0

Other liabilities	123.5	95.7

Future income taxes	99.5	90.6

	832.9	752.2

Shareholders' Equity (note 9)	1,691.0	1,650.4

	$2,523.9	$2,402.6

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
(Stated in millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004

Revenues
Hotel ownership operations (note 11(d))	$150.8	$137.8	$670.2	$654.1
Management operations	19.7	13.2	62.0	46.3
Real estate activities (note 7)	49.4	4.8	78.2	31.0
	219.9	155.8	810.4	731.4
Other revenues from managed and franchised properties	12.5	9.1	47.1	37.3
	232.4	164.9	857.5	768.7

Expenses
Hotel ownership operations	128.7	110.8	509.3	474.8
Management operations	11.8	6.3	26.3	19.4
Real estate activities	32.5	6.4	44.9	25.2
General and administrative	14.7	9.2	36.8	29.6
Other (notes 13 and 14)	19.6	-	34.1	-
Amortization	20.4	19.6	70.5	73.9
	227.7	152.3	721.9	622.9
Other expenses from managed and franchised properties	12.9	9.9	47.1	38.5
	240.6	162.2	769.0	661.4
Loss from equity investments and other	(1.8)	(1.4)	-	(0.2)

Operating (loss) income	(10.0)	1.3	88.5	107.1

Interest expense, net	3.2	7.4	22.4	33.1
(Gain) loss on sales of investments and hotel assets	(105.8)	0.5	(105.8)	(143.7)
Income (loss) before income tax expense (recovery)	92.6	(6.6)	171.9	217.7

Income tax expense (recovery)
Current (note 6)	53.8	4.4	(4.2)	54.4
Future	(29.6)	(6.6)	8.6	7.5
	24.2	(2.2)	4.4	61.9

Net income (loss)	$68.4	$(4.4)	$167.5	$155.8

Weighted average number of common shares outstanding (in millions) (note 9)
Basic	72.2	76.8	74.3	78.4
Diluted	80.5	85.0	82.5	86.4

Basic earnings (loss) per common share	$0.95	$(0.06)	$2.25	$1.99
Diluted earnings (loss) per common share	$0.88	$(0.06)	$2.16	$1.92

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Cash Flows
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004
Cash provided by (used in)

Operating activities
Net income (loss)	$68.4	$(4.4)	$167.5	$155.8
Items not affecting cash
Amortization of property and equipment	19.7	18.7	68.0	70.8
Amortization of intangible assets	0.7	0.9	2.5	3.1
Loss from equity investments	1.8	1.4	-	0.2
Future income taxes	(29.6)	(6.6)	8.6	7.5
Unrealized foreign exchange loss (gain)	0.8	(16.9)	(6.8)	(20.0)
(Gain) loss on sales of investments and hotel assets	(105.8)	0.5	(105.8)	(143.7)
Other	21.2	(1.9)	23.4	5.9
Distributions from investments	2.7	2.9	8.1	7.1
Changes in non-hotel real estate	19.2	2.0	16.7	1.6
Changes in non-cash working capital items (note 10)	100.4	(33.6)	54.6	(17.9)

	99.5	(37.0)	236.8	70.4
Investing activities
Additions to property and equipment	(20.1)	(16.1)	(71.5)	(74.3)
Proceeds from sale of property and equipment	-	-	8.8	-
Investments in partnerships and corporations	-	(29.7)	(11.2)	(34.6)
Sales of investments and hotel assets	245.6	(0.9)	248.6	442.7
Collection of loans receivable	-	15.2	-	24.2
Issuance of loans receivable	(0.4)	-	(33.5)	(7.0)
Acquisitions of intangible assets	(0.3)	(3.2)	(32.3)	(3.2)

	224.8	(34.7)	108.9	347.8
Financing activities
Issuance of long-term debt	75.0	33.2	179.5	115.9
Repayment of long-term debt	(195.1)	(1.1)	(200.9)	(380.6)
Issuance of common shares	3.7	2.0	6.6	2.9
Repurchase of common shares	(14.9)	(32.7)	(141.2)	(84.5)
Dividends paid	-	-	(9.1)	(6.4)

	(131.3)	1.4	(165.1)	(352.7)

Effect of foreign exchange rate changes on cash and cash equivalents	-	1.6	(0.5)	1.9

Increase (decrease) in cash and cash equivalents	193.0	(68.7)	180.1	67.4

Cash and cash equivalents - beginning of period	86.2	167.8	99.1	31.7

Cash and cash equivalents - end of period	$279.2	$99.1	$279.2	$99.1

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings
(Stated in millions of U.S. dollars)

(Unaudited)

	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004

Balance - Beginning of period	$213.5	$214.7	$189.2	$78.1

Net income (loss)	68.4	(4.4)	167.5	155.8

	281.9	210.3	356.7	233.9

Repurchase of common shares (note 9)	(8.1)	(16.5)	(78.4)	(36.9)
Dividend	(4.3)	(4.6)	(8.8)	(7.8)

Balance - End of period	$269.5	$189.2	$269.5	$189.2

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

1.
Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") has operated and owned hotels and resorts for over 118 years, and currently manages properties, principally under the Fairmont and Delta brands. As at December 31, 2005, FHR managed or franchised 88 luxury and first-class hotels. FHR owns Fairmont Hotels Inc. ("Fairmont") which, as at December 31, 2005, managed 50 luxury properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados, the United Kingdom, Monaco, Kenya and the United Arab Emirates. Delta Hotels Limited ("Delta"), a wholly-owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts as at December 31, 2005.

In addition to hotel and resort management, as at December 31, 2005, FHR had hotel ownership interests ranging from approximately 15% to 100% in 21 properties, located in Canada, the United States, Mexico, Bermuda, Barbados, Monaco and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust ("Legacy") as at December 31, 2005, which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

Results for the three months ended December 31, 2005 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year. The income tax rate is also higher in the first quarter, as hotels in non-taxable jurisdictions typically generate losses and certain equity investments usually produce losses without tax benefits.

2.
These quarterly consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004. The accounting policies used in the preparation of these quarterly consolidated financial statements are consistent with the accounting policies used in the December 31, 2004 audited consolidated financial statements, except as discussed below.

Computation of diluted earnings per share

The Emerging Issues Committee of the Canadian Institute of Chartered Accountants ("CICA") issued Abstract 155 "The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share" ("EIC 155") in September 2005. This guidance requires the inclusion of contingently convertible debt securities with a market price trigger to be included in the computation of diluted earnings per common share, as determined under the if-converted method. The guidance is effective for interim and annual periods beginning on or after October 1, 2005 with retroactive restatement of previously reported earnings per share. FHR has adopted this guidance for December 31, 2005 (note 9) resulting in a decrease to previously reported diluted earnings per share of $0.05 for the year ended December 31, 2004.

Liabilities and equity

Effective January 1, 2005, FHR adopted the CICA's new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this new standard did not have an impact on the Company's financial statements.

Determining whether an arrangement contains a lease

In December 2004, the Emerging Issues Committee issued Abstract 150, "Determining whether an Arrangement Contains a Lease" ("EIC 150"). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g. an item of property, plant or equipment) in return for a payment or series of payments. The Company is required to adopt the recommendations of EIC 150 for affected transactions commencing or modified after December 9, 2004. Adoption of this new standard did not have an impact on the Company's financial statements.

Variable interest entities

Effective January 1, 2005, the Company adopted Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which established criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. Adoption of this new standard did not have an impact on the Company's financial statements.

3.
On December 23, 2005, FHR completed the sale of The Fairmont Orchid, Hawaii for gross cash proceeds of $250.0. Working capital adjustments and transaction costs resulted in net cash proceeds of $240.6. The property had a net book value of approximately $141. FHR recognized a gain of $105.8, before income taxes of approximately $44. The proceeds of The Fairmont Orchid, Hawaii sale were paid to a Qualified Intermediary on closing of the sale in anticipation of the company undertaking a like-kind exchange, as defined for U.S. tax purposes. The required Identification Statement was filed on February 6, 2006. Where identified properties are acquired on a timely basis, the full amount of the cash tax related to the sale will be deferred. The resort is being managed by Fairmont under a long-term management contract.

4.
In May 2005, FHR entered into long-term contracts to manage five properties in Kenya. FHR invested $10.0 in connection with the five management contracts. A portion of the investment was funded as a loan and a portion of the investment financed the acquisition of an approximate 15% interest in a corporation owned jointly with Kingdom Hotels Investments and IFA Hotels & Resorts. The corporation holds an ownership interest in five Kenyan properties known as The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark and the Mara Safari Club. Based on the relative fair value of the management contracts and the loan, $3.8 of the $10.0 was allocated to the management contracts. The investment of $5.0 was accounted for using the equity method due to significant influence through contractual arrangements. $1.2 was allocated to the loan, which has a face value of $5.0, bears no interest and is payable in 2020.

In November 2005, the Company sold its 15% equity interest in the corporation for $5.0, resulting in no gain or loss on the sale.

In 2005, FHR invested an additional $5.7 relating to the 19.9% interest in the Fairmont Mayakoba, Riviera Maya and a management contract. The investment is accounted for using the equity method due to significant influence through contractual arrangements. The resort will be managed by Fairmont under a long-term management contract. Based on the relative fair value of the management contract, approximately $3.7 of the $5.7 was allocated to intangible assets relating to the management contract.

5.
In January 2005, FHR entered into a long-term contract to manage The Savoy in London, England. In connection with this, FHR agreed to invest approximately $63.0 to obtain the management contract and provide loans to the hotel's owners. As at December 31, 2005, FHR had funded $54.3 of the total commitment, of which $22.8 related to the management contract, and $31.5 related to a loan receivable, due in 2015 and bearing interest at 7.75%.

6.
In the quarter ended June 30, 2005, the Company reached a favorable tax settlement with the Canada Revenue Agency and recorded a $14.6 recovery of current income taxes. During the quarter ended September 30, 2005, the Company recorded an additional income tax recovery of $26.1, net of income taxes payable of approximately $2.1 on interest income, to reflect the final assessment.

7.
During the quarter ended December 31, 2005, FHR sold two parcels of land in Toronto for proceeds of $42.8, including a vendor take-back mortgage of $5.4 due in 2006. FHR recorded an after-tax gain of $17.1 related to these transactions. In July 2005, FHR sold a parcel of land in Vancouver for net proceeds and an after-tax gain of $17.9. These transactions did not give rise to any income taxes payable.

8.	In July 2005, FHR invested $3.3 to secure a long-term management contract related to the Fairmont Newport Beach.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

9.	Shareholders' equity

	December 31,	December 31,
	2005	2004

Common shares	$1,101.3	$1,163.1
Other equity	19.2	19.2
Treasury stock	-	(5.6)
Contributed surplus	144.1	142.4
Foreign currency translation adjustments	156.9	142.1
Retained earnings	269.5	189.2

	$1,691.0	$1,650.4

Diluted earnings (loss) is calculated as follows:

	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004

Reported net income (loss)	$68.4	$(4.4)	$167.5	$155.8
Interest expense adjustment [1]	2.6	2.6	10.4	10.3

Adjusted net income (loss)	$71.0	$(1.8)	$177.9	$166.1

The diluted weighted-average number of common shares outstanding (in millions) is calculated as follows:

	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004
		(restated)		(restated)

Weighted-average number of common shares outstanding - basic	72.2	76.8	74.3	78.4
Stock options [1]	1.1	1.0	1.0	0.8
Dilutive effect of contingently convertible debt [1]	7.2	7.2	7.2	7.2
Weighted-average number of common shares
outstanding - diluted	80.5	85.0	82.5	86.4

[1]
For the three months ended December 31, 2004, the impact of stock options and contingently convertible debt has been excluded from the calculation of diluted loss per common share, as their effect is anti-dilutive.

Effective October 31, 2005, FHR may repurchase for cancellation up to 10% of its outstanding common shares. The amounts and timing of repurchases are at FHR's discretion. During the year ended December 31, 2005, under the current and previous normal course issuer bids, FHR repurchased 4,376,000 shares (450,400 during the fourth quarter). Also, an additional 166,100 shares that were classified as treasury stock at December 31, 2004, were cancelled in 2005. Total consideration relating to the repurchase amounted to $141.2 ($14.9 for the fourth quarter), of which $65.8 was charged to common shares ($6.8 for the fourth quarter) and $75.4 was charged to retained earnings ($8.1 for the fourth quarter). Of the $5.6 of treasury stock outstanding at December 31, 2004, $2.6 was reclassified to common shares and $3.0 to retained earnings in 2005. During the year ended December 31, 2005, FHR issued 320,487 shares (173,797 for the fourth quarter) pursuant to the Stock Option Plan for which $6.6 was credited to common shares ($3.7 for the fourth quarter) for proceeds from options exercised. At December 31, 2005, 72,171,735 common shares were outstanding (December 31, 2004 - 76,393,348).

During the twelve months ended December 31, 2005, 320,000 stock options were granted (nil in the fourth quarter), and the cost of this stock-based compensation was recorded based on the estimated fair value of these options. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income (loss) and basic and diluted earnings (loss) per share would have been:

	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004

Reported net income (loss)	$68.4	$(4.4)	$167.5	$155.8
Net income (loss) assuming fair value method used	$68.3	$(4.5)	$167.1	$155.4

Assuming fair value method used
Basic earnings (loss) per share	$0.95	$(0.06)	$2.25	$1.98
Diluted earnings (loss) per share	$0.88	$(0.06)	$2.15	$1.92

10.	Changes in non-cash working capital:

	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004
(Increase) decrease in current assets
Accounts receivable	$8.5	$8.4	$1.6	$(22.7)
Inventory	0.5	-	1.4	(1.2)
Prepaid expenses and other	(0.7)	5.0	(3.4)	3.7

Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	8.6	(2.1)	29.3	1.0
Income taxes payable	83.5	(44.9)	25.7	1.3

	$100.4	$(33.6)	$54.6	$(17.9)

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

11.	Segmented Information

FHR has four reportable segments in two core business activities, ownership and management operations. The segments are hotel ownership, real estate activities, Fairmont and Delta. Results of individual properties comprise one operating segment. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 21 properties and an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consist primarily of two undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is an international luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated by management primarily on earnings before interest, taxes and amortization ("EBITDA"), which management defines as income before interest, income taxes and amortization. EBITDA includes income or loss from equity investments. General and administrative expenses, other expenses, gain on sales of investments and hotel assets, amortization, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR's reportable segments:

	Three months ended December 31, 2005
	Ownership		Management
	Hotel Ownership	Real estate activities	Fairmont	Delta	General and administrative and other (e)	Inter-segment elimination (a)	Total

Operating revenues (d)	$150.8	$49.4	$20.5	$3.8	$-	$(4.6)	$219.9
Other revenues from managed and franchised properties	-	-	9.9	2.6	-	-	12.5
							232.4

Loss from equity investments and other	(1.8)	-	-	-	-	-	(1.8)
EBITDA (b)	15.7	16.9	9.6	2.9	71.5	(0.4)	116.2
Total assets (c)	1,904.5	104.2	455.8	81.9	-	(22.5)	2,523.9
Capital expenditures	18.6	-	1.5	-	-	-	20.1

	Three months ended December 31, 2004
	Ownership		Management
	Hotel Ownership	Real estate activities	Fairmont	Delta	General and administrative and other (e)	Inter-segment elimination (a)	Total

Operating revenues (d)	$137.8	$4.8	$14.4	$3.2	$-	$(4.4)	$155.8
Other revenues from managed and franchised properties	-	-	6.8	2.3	-	-	9.1
							164.9

Loss from equity investments and other	(1.4)	-	-	-	-	-	(1.4)
EBITDA (b)	21.2	(1.6)	9.3	2.0	(9.7)	(0.8)	20.4
Total assets (c)	1,871.6	100.1	365.9	79.4	-	(14.4)	2,402.6
Capital expenditures	14.5	-	1.5	-	-	-	16.0

	Year ended December 31, 2005
	Ownership		Management
	Hotel Ownership	Real estate activities	Fairmont	Delta	General and administrative and other (e)	Inter-segment elimination (a)	Total

Operating revenues (d)	$670.2	$78.2	$68.2	$13.9	$-	$(20.1)	$810.4
Other revenues from managed and franchised properties	-	-	36.1	11.0	-	-	47.1
							857.5

Loss from equity investments and other	-	-	-	-	-	-	-
EBITDA (b)	140.8	33.3	45.9	9.9	34.9	-	264.8
Total assets (c)	1,904.5	104.2	455.8	81.9	-	(22.5)	2,523.9
Capital expenditures	62.6	-	8.9	-	-	-	71.5

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

11.	Segmented Information (continued)

	Year ended December 31, 2004
	Ownership		Management
	Hotel Ownership	Real estate activities	Fairmont	Delta	General and administrative and other (e)	Inter-segment elimination (a)	Total

Operating revenues (d)	$654.1	$31.0	$54.6	$12.8	$-	$(21.1)	$731.4
Other revenues from managed and franchised properties	-	-	27.7	9.6	-	-	37.3
							768.7

Loss from equity investments and other	(0.2)	-	-	-	-	-	(0.2)
EBITDA (b)	158.0	5.8	40.0	8.0	114.1	(1.2)	324.7
Total assets (c)	1,871.6	100.1	365.9	79.4	-	(14.4)	2,402.6
Capital expenditures	70.1	-	4.2	-	-	-	74.3

(a)
Operating revenues include management fees that are charged by Fairmont of $4.5 (2004 - $4.3) and $19.6 (2004 - $20.7) for the three months and year ended December 31, 2005, respectively, and Delta of $0.1 (2004 - $0.1) and $0.5 (2004 - $0.4) for the three months and year ended December 31 2005, respectively, to the hotel ownership operations, which are eliminated on consolidation. EBITDA includes expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets have been reduced for the elimination of corporate assets and inter-segment loans.

(b)	A reconciliation of aggregate EBITDA of the reportable segments to net income is as follows:

	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004

EBITDA	$116.2	$20.4	$264.8	$324.7
Amortization	(20.4)	(19.6)	(70.5)	(73.9)
Interest expense, net	(3.2)	(7.4)	(22.4)	(33.1)
Income tax (expense) recovery	(24.2)	2.2	(4.4)	(61.9)

Net income (loss)	$68.4	$(4.4)	$167.5	$155.8

(c)	Hotel ownership assets include $154.5 (2004 - $158.3) of investments accounted for using the equity method.

(d)	A breakdown of the Company's hotel ownership operations revenues are as follows:

	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004

Rooms revenue	$73.6	$68.8	$346.4	$356.2
Food and beverage revenue	57.4	50.8	233.5	214.7
Other	19.8	18.2	90.3	83.2

	$150.8	$137.8	$670.2	$654.1

(e)	General and administrative and other includes general and administrative expenses, other expenses, as well as gain on sales of investments and hotel assets of $105.8 (2004-$143.7).

(f)	In 2004, hotel ownership expenses were reduced by business interruption insurance proceeds of $10.8 relating to the impact Hurricane Fabian had on FHR's two Bermuda hotels.

12.	FHR recorded pension and other post employment benefit expenses as follows:

	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004

Pension	$9.0	$(0.8)	$10.4	$0.1
Other post-employment benefits	0.1	0.1	0.4	0.4

	$9.1	$(0.7)	$10.8	$0.5

13.
In November 2005, FHR initiated a restructuring plan. In connection with this plan, the Company incurred $3.3 of severance costs and $1.2 of lease termination costs of which $0.9 has been recorded as an accrued liability at December 31, 2005. Approximately $0.8 of the accrued liability relates to severance costs. No additional costs are expected from this plan. Of the $3.3 of severance costs, $2.5 were expensed to hotel ownership and $0.8 were expensed to management operations and general and administrative. Lease termination costs of $1.2 were expensed to other.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

14.	Other

During the fourth quarter, the Company's Board of Directors formed a Special Committee to review a number of shareholder value-creating strategic options in response to a take over bid. In connection with the evaluation of alternatives, FHR incurred an expense of $10.7 relating to financial and legal advisory fees for services rendered to assist the Special Committee and Board of Directors.

During the fourth quarter, the Company recorded a provision of $7.6 related to the impairment of long-term advances receivable.

During the third quarter, the Company recorded a provision of $11.2 related to outstanding legal obligations associated with a predecessor company of Fairmont. During the second quarter, the Company undertook certain development activities related to a major portfolio acquisition, which the Company did not complete. A total of $3.4 was expensed relating to transaction costs.

15.
During the fourth quarter, FHR entered into a mortgage loan for $75.0. The mortgage, which is secured by a second charge against The Fairmont Scottsdale Princess and is non-recourse to FHR, bears interest at one month LIBOR plus 195 basis points and is due January 1, 2009. FHR has entered into an interest rate contract to cap the LIBOR rate at 7.5%. The term of the mortgage is extendible by up to two years subject to meeting certain conditions. The proceeds from the loan were used to repay the outstanding mortgage of $59.9 on The Fairmont Copley Plaza, Boston and for general corporate purposes.

16.	Subsequent events

On January 30, 2006, FHR announced that it has entered into an Acquisition Agreement whereby Kingdom Hotels International and Colony Capital will acquire all of FHR’s outstanding common shares at a price of $45.00 per share. The Board of Directors has agreed to recommend to the shareholders that they vote in favor of the transaction. The transaction is to be carried out by way of a statutory plan of arrangement and, accordingly, will be subject to the approval of 66.67% of the votes to be cast by FHR shareholders at a meeting of shareholders anticipated to take place in April. The proposed transaction is expected to close in the second quarter of 2006 after receipt of shareholder and court approvals. As a result of this transaction, FHR will incur additional costs of up to $25 relating to financial and legal advisory fees for services rendered.

17.	Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2005.

** Index of supplementary financial and operating information to follow **

Fairmont Hotels & Resorts Inc.

Fairmont Hotels & Resorts Inc.
Comparable operating statistics for the three months and the year ended December 31, 2005

	Three months ended December 31			Year ended December 31
	2005	2004	Variance	2005	2004	Variance
OWNED HOTELS
Worldwide 13 properties/6,206 rooms
RevPAR	$107.20	$98.53	8.8%	$123.64	$116.04	6.5%
ADR	179.92	173.39	3.8%	195.77	186.51	5.0%
Occupancy	59.6%	56.8%	2.8 points	63.2%	62.2%	1.0 points

Canada 7 properties/ 3,336 rooms
RevPAR	$90.47	$84.76	6.7%	$122.67	$114.93	6.7%
ADR	157.83	149.14	5.8%	187.40	174.01	7.7%
Occupancy	57.3%	56.8%	0.5 points	65.5%	66.0%	(0.5) points

U.S 2 properties/ 1,034 rooms
RevPAR	$154.22	$140.67	9.6%	$159.00	$146.02	8.9%
ADR	217.80	225.67	(3.5%)	214.02	220.37	(2.9%)
Occupancy	70.8%	62.3%	8.5 points	74.3%	66.3%	8.0 points

International 4 properties / 1,836 rooms
RevPAR	$111.09	$99.81	11.3%	$105.50	$101.18	4.3%
ADR	193.65	185.79	4.2%	200.16	190.69	5.0%
Occupancy	57.4%	53.7%	3.7 points	52.7%	53.1%	(0.4) points

FAIRMONT MANAGED HOTELS (1)
Worldwide 39 hotels/ 19,142 rooms
RevPAR	$118.70	$106.13	11.8%	$128.37	$115.44	11.2%
ADR	190.49	178.35	6.8%	194.94	180.03	8.3%
Occupancy	62.3%	59.5%	2.8 points	65.8%	64.1%	1.7 points

Canada 20 properties/ 10,095 rooms
RevPAR	$91.52	$85.61	6.9%	$108.04	$100.18	7.8%
ADR	151.67	144.21	5.2%	165.63	153.43	8.0%
Occupancy	60.3%	59.4%	0.9 points	65.2%	65.3%	(0.1) points

U.S. 14 properties/ 6,817rooms
RevPAR	$154.17	$134.07	15.0%	$159.13	$139.79	13.8%
ADR	235.89	226.41	4.2%	230.75	220.11	4.8%
Occupancy	65.4%	59.2%	6.2 points	69.0%	63.5%	5.5 points

Fairmont Hotels & Resorts Inc.
Comparable operating statistics for the three months and the year ended December 31, 2005

International 5 properties / 2,230 rooms
RevPAR	$131.23	$112.17	17.0%	$125.71	$109.52	14.8%
ADR	212.17	184.00	15.3%	211.43	179.81	17.6%
Occupancy	61.8%	61.0%	0.8 points	59.5%	60.9%	(1.4) points

DELTA MANAGED HOTELS (1)
Worldwide 27 properties/ 8,175 rooms
RevPAR	$69.06	$60.95	13.3%	$73.03	$64.43	13.3%
ADR	108.35	100.52	7.8%	107.98	98.53	9.6%
Occupancy	63.7%	60.6%	3.1 points	67.6%	65.4%	2.2 points

(1)	Includes hotels owned by Fairmont Hotels & Resorts Inc.

Comparable hotels and resorts are considered to be properties that were wholly-owned by or fully open under FHR management for at least the entire current and prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. The following properties were excluded:

Owned:	The Fairmont Southampton; The Fairmont Kea Lani, Maui (sold July 2004), The Fairmont Glitter Bay (sold July 2004), The Fairmont Orchid, Hawaii (sold December 2005)

Fairmont Managed:
The Fairmont Southampton; Fairmont Monte Carlo, The Savoy, A Fairmont Hotel, The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark, Mara Safari Club, The Fairmont Glitter Bay, The Fairmont New Orleans, Fairmont Newport Beach, The Plaza

Delta Managed:	Delta Meadowvale and Delta franchised hotels

Fairmont Hotels & Resorts Inc.
Comparable operating statistics for the three months and the year ended December 31, 2005

	2004
Revenues	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(In millions of US dollars)
Hotel ownership revenues adjusted for sold hotels	$131.1	$157.1	$176.7	$137.9	$602.8
Add: hotels sold	24.3	23.4	3.6	-	51.3

Hotel ownership revenues	$155.4	$180.5	$180.3	$137.9	$654.1

	2004
EBITDA	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(In millions of US dollars)
Hotel ownership EBITDA adjusted for sold hotels	$25.4	$37.9	$54.2	$22.6	$140.1
Add: hotels sold	9.8	8.7	1.5	-	20.0

Hotel ownership EBITDA	35.2	46.6	55.7	22.6	160.1
Gain on sales of investments and hotels sales	-	-	144.2	(0.5)	143.7
EBITDA contribution (deduction) from other segments	(1.1)	15.9	7.8	(1.7)	20.9
Total EBITDA	34.1	62.5	207.7	20.4	324.7

Deduct (Add):
Amortization	19.5	18.0	16.8	19.6	73.9
Interest expense, net	10.0	9.0	6.7	7.4	33.1
Income tax expense (recovery), net	5.2	6.5	52.4	(2.2)	61.9

Net Income (loss)	$(0.6)	$29.0	$131.8	$(4.4)	$155.8

Fairmont Hotels & Resorts Inc.
Operating statistics for comparable hotels as of December 31, 2005

	First Quarter 2005	Second Quarter 2005	Third Quarter 2005	First Quarter 2004	Second Quarter 2004	Third Quarter 2004	Fourth Quarter 2004	2004 Full Year
OWNED HOTELS
Worldwide
RevPAR	$121.77	$118.12	$147.35	$112.17	$113.62	$139.68	$98.53	$116.04
ADR	195.42	187.51	217.61	183.02	180.08	206.50	173.39	186.51
Occupancy	62.3%	63.0%	67.7%	61.3%	63.1%	67.6%	56.8%	62.2%

Canada
RevPAR	$101.18	$112.21	$186.11	$93.86	$106.23	$173.78	$84.76	$114.93
ADR	166.38	170.27	239.58	154.37	156.93	220.81	149.14	174.01
Occupancy	60.8%	65.9%	77.7%	60.8%	67.7%	78.7%	56.8%	66.0%

U.S.
RevPAR	$183.05	$169.16	$130.22	$170.08	$159.34	$114.38	$140.67	$146.02
ADR	266.03	210.61	168.69	262.47	215.69	178.45	225.67	220.37
Occupancy	68.8%	80.3%	77.2%	64.8%	73.9%	64.1%	62.3%	66.3%

International
RevPAR	$124.58	$100.11	$86.59	$111.96	$101.10	$91.97	$99.81	$101.18
ADR	202.98	208.76	195.27	186.04	207.08	185.61	185.79	190.69
Occupancy	61.4%	48.0%	44.3%	60.2%	48.8%	49.6%	53.7%	53.1%

FAIRMONT MANAGED HOTELS(1)
Worldwide
RevPAR	$117.44	$129.05	$147.88	$105.43	$118.23	$131.72	$106.13	$115.44
ADR	192.72	189.82	205.35	173.54	176.36	190.54	178.35	180.30
Occupancy	60.9%	68.0%	72.0%	60.8%	67.0%	69.1%	59.5%	64.1%

Canada
RevPAR	$81.84	$108.17	$149.35	$75.18	$101.20	$137.64	$85.61	$100.18
ADR	145.86	158.57	196.85	130.30	146.22	184.41	144.21	153.43
Occupancy	56.1%	68.2%	75.9%	57.7%	69.2%	74.6%	59.4%	65.3%

U.S.
RevPAR	$158.24	$163.75	$160.38	$143.88	$146.77	$134.55	$134.07	$137.79
ADR	241.69	227.99	219.27	228.66	218.65	207.66	226.41	220.11
Occupancy	65.5%	71.8%	73.1%	62.9%	67.1%	64.8%	59.2%	63.5%

International
RevPAR	$149.23	$117.60	$105.2	$120.44	$107.70	$97.85	$112.17	$109.52
ADR	218.94	210.52	201.88	179.05	187.35	168.84	184.00	179.81
Occupancy	68.2%	55.9%	52.1%	67.3%	57.5%	58.0%	61.0%	60.9%

DELTA MANAGED HOTELS (1)
Worldwide
RevPAR	$59.30	$74.18	$89.17	$53.98	$65.43	$77.25	$60.95	$64.43
ADR	100.53	105.74	115.22	92.47	96.40	103.51	100.52	98.53
Occupancy	59.0%	70.2%	77.4%	58.4%	67.9%	74.6%	60.6%	65.4%

(1)	Includes hotels owned by Fairmont Hotels & Resorts Inc.

Comparable hotels and resorts are considered to be properties that were wholly-owned by or fully open under FHR management for at least the entire current and prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. The following properties were excluded:

v

Owned:	The Fairmont Southampton; The Fairmont Kea Lani, Maui (sold July 2004); The Fairmont Glitter Bay (sold July 2004), The Fairmont Orchid, Hawaii (sold December 2005)

Fairmont Managed:
The Fairmont Southampton, Fairmont Monte Carlo, The Savoy, A Fairmont Hotel, The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark, Mara Safari Club, The Fairmont Glitter Bay, The Fairmont New Orleans, Fairmont Newport Beach, The Plaza

Delta Managed:	Delta Meadowvale and Delta franchised hotels

Fairmont Hotels & Resorts Inc.
Summary of Hotel Portfolios

	December 31
	2005	2004
OWNED HOTELS
Worldwide
No. of Properties	14	15
No. of Rooms	6,799	7,343

Canada
No. of Properties	7	7
No. of Rooms	3,336	3,336

U.S. and International
No. of Properties	7	8
No. of Rooms	3,463	4,007

FAIRMONT MANAGED HOTELS (1)
Worldwide
No. of Properties	50	45
No. of Rooms	22,525	22,262

Canada
No. of Properties	21	21
No. of Rooms	10,418	10,422

U.S. and International
No. of Properties	29	24
No. of Rooms	12,107	11,840

DELTA MANAGED HOTELS (1)
Worldwide
No. of Properties	38	37
No. of Rooms	11,243	11,038

(1)	Includes hotels owned by Fairmont Hotels & Resorts Inc.

Contacts:	Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com